EXHIBIT 97.1

TRADEWEB MARKETS INC.
OMNIBUS CLAWBACK POLICY

Effective Date: October 2, 2023
1.Purpose. The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Tradeweb Markets Inc. (together with its subsidiaries, the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Committee has therefore adopted this policy which provides for the recoupment of (i) certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws and (ii) other compensation as may be granted under any of the Company’s incentive compensation programs as set forth herein (the “Policy”).
2.Administration. This Policy shall be administered by the Committee or, if it so elects, by the Board, in which case references herein to the Committee shall be deemed references to the Board. Any determinations made by the Committee shall be final and binding on all affected individuals. The Committee may consult with the Audit Committee of the Board in evaluating any determinations made pursuant to this Policy. To the extent applicable, this Policy is intended to comply with and to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 5608 adopted by the Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
3.Participating Employees. This Policy applies to the Company’s current and former (i) executive officers, as determined by the Board in accordance with Rule 10D-1 (“Executive Officers”) and (ii) all employees at the Vice President level and above and any other employee who may from time to time be deemed subject to the Policy by the Committee (together with the Executive Officers, the “Participating Employees”).
4.Recoupment.
a.In the event the Company is required to prepare an accounting restatement of the Company’s financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover on a reasonably prompt basis the amount of any Incentive Compensation Received by an Executive Officer during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
For purposes of this Policy:
“Incentive Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after the Effective Date and after the person began service as an Executive Officer and (ii) who served as an Executive Officer at any time during the performance period for the Incentive Compensation. A “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
Incentive Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Section 4(a), as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.
b.In addition, (and without limiting the foregoing), in the event that the Company is required to prepare an accounting restatement of its financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws and the Committee determines, in its sole discretion, that any Participating Employee committed an act or omission that contributed to the circumstances requiring the accounting restatement and which involved negligence, misconduct, wrongdoing or a violation of any of the Company’s policies, including the Code of Business Conduct and Ethics, or of any applicable legal or regulatory requirements in the course of the Participating Employee’s employment by, or otherwise in connection with, the Company, the Committee, will determine whether to seek to recover, and if determined to do so, will make a reasonable attempt to recover any Incentive Compensation Received by the Participating Employee during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.
c.In addition (and without limiting the foregoing), in the event that the Committee determines, in its sole discretion, that a Participating Employee committed an act or omission which involved (i) willful, knowing or intentional misconduct or (ii) a willful, knowing or intentional violation of any of the Company’s policies, including the Company’s Code of Business Conduct and Ethics, or any applicable legal or regulatory requirements, fraud or other illegal conduct during the course of the Participating Employee’s employment with the Company, in either case, that contributed to the circumstances requiring the accounting restatement, the Committee will determine whether to seek to recover, and if determined to do so, will make a reasonable attempt to recover from such Participating Employee up to 100% (as determined by the Committee in its sole discretion as appropriate based on the conduct involved) of the Incentive Compensation Received from the Company during the Recovery Period and not just the excess of what would have been Received by the Participating Employee had it been determined based on the restated financial statement. In addition, under such circumstances the Committee will determine whether to seek to recover, and if determined to do so, will make a reasonable attempt to recover from such Participating Employee up to 100% (as determined by the Committee in its sole discretion as appropriate based on the conduct involved) of any other incentive-based compensation, including, without limitation, any time-based short-term or long-term equity or other incentive awards that were granted, vested or settled during the Recovery Period.
5.Excess Incentive Compensation: Amount Subject to Recovery.
a.The amount to be recovered under Sections 4(a) and (b) will be determined on a pre-tax basis and will be the excess of the Incentive Compensation Received by the Participating Employee over the Incentive Compensation that would have been Received by the Participating Employee had it been determined based on the restated financial statements, as determined by the Committee. The amount to be recovered under Sections 4(c) will be determined by the Committee in its sole discretion and may be up to 100% of the incentive-based compensation granted, vested, settled or otherwise Received during the Recovery Period.
b.If the Committee cannot determine the amount of excess Incentive Compensation received by the Participating Employee directly from the information in the accounting restatement, including if such compensation is based on stock price or total shareholder return, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.
6.Method of Recoupment. The Committee will determine, in its sole discretion, the method for recouping compensation hereunder which may include, without limitation:
a.requiring reimbursement of cash compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
c.offsetting the recouped amount from any compensation otherwise owed by the Company to the Participating Employee;
d.cancelling outstanding vested or unvested equity awards; and/or
e.taking any other remedial and recovery action permitted by law, as determined by the Committee.
7.Determination Considerations; Impracticability. The Company need not recover the excess amount of Incentive Compensation under this Policy if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Nasdaq Stock Market listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. In determining whether to seek recovery of compensation under Sections 4(b) and 4(c) of this Policy, and if so, the amount and form of such recovery, the Committee may take into account such considerations as it deems appropriate, including (i) the likelihood of success in seeking reimbursement or forfeiture under governing law versus the cost and effort involved; (ii) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation; (iii) the passage of time since the occurrence of the act or omissions giving rise, directly or indirectly, to the financial restatement; and (iv) such other factors as it deems appropriate under the circumstances, and may make determinations that are not uniform among the Participating Employees.
8.No Indemnification. The Company shall not indemnify any Participating Employees against the loss of any Incentive Compensation or other incentive-based compensation pursuant to this Policy.
9.Interpretation. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with Rule 10D-1 and any other applicable laws or applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed (collectively, the “Applicable Rules”). To the extent the Applicable Rules require recovery of compensation in additional circumstances besides those specified in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover compensation to the fullest extent required by the Applicable Rules.
10.Effective Date. This Policy shall be effective as of first date set forth above (the “Effective Date”) and shall apply to Incentive Compensation Received on or after that date and any other incentive-based compensation approved, awarded or granted on or after that date. For the avoidance of doubt, the Tradeweb Markets Inc. Omnibus Clawback Policy as in effect prior to the Effective Date shall continue to govern Incentive Compensation (as defined in such policy) Received prior to the Effective Date or otherwise approved, awarded or granted prior to the Effective Date.
11.Amendment; Termination. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with applicable law and any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. Subject to the Applicable Rules, the Committee may suspend, discontinue or terminate this Policy at any time.
12.Other Recoupment Rights. The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Participating Employee to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any analogous provision in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
13.Successors. This Policy shall be binding and enforceable against all Participating Employees and their beneficiaries, heirs, executors, administrators or other legal representatives.